Consolidated Financial Statements

As at December 31, 2009 and 2008 and for the years then ended

Management’s Report

The accompanying Consolidated Financial Statements of Paramount Resources Ltd. (the “Company”) are the responsibility of Management and have been approved by the Board of Directors. The Consolidated Financial Statements have been prepared by Management in Canadian dollars in accordance with Canadian Generally Accepted Accounting Principles and include certain estimates that reflect Management’s best judgments. When alternative accounting methods exist, Management has chosen those it considers most appropriate in the circumstances. Financial information contained throughout the annual report is consistent with these Consolidated Financial Statements.

Management is also responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. The Company’s internal control system was designed to provide reasonable assurance that all transactions are accurately recorded, that transactions are recorded as necessary to permit preparation of financial statements in accordance with Generally Accepted Accounting Principles, and that the Company’s assets are safeguarded.

The Board of Directors is responsible for ensuring that Management fulfills its responsibilities for financial reporting and internal control. The Board of Directors exercises this responsibility through the Audit Committee.  The Audit Committee meets regularly with Management and the independent auditors to ensure that Management’s responsibilities are properly discharged and to review the Consolidated Financial Statements. The Audit Committee reports its findings to the Board of Directors for consideration when approving the annual Consolidated Financial Statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or re-appointment of the external auditors. The Audit Committee of the Board of Directors is comprised entirely of non-management directors.

Ernst & Young LLP, independent auditors appointed by the shareholders of the Company, conducts an examination of the Consolidated Financial Statements in accordance with Canadian Generally Accepted Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States).  Ernst & Young LLP has full and free access to the Audit Committee and Management.

Clayton H. Riddell

Bernard K. Lee

Chief Executive Officer

Chief Financial Officer

March 10, 2010

Independent Auditors’ Report on the Consolidated Financial Statements

We have audited the Consolidated Balance Sheets of Paramount Resources Ltd. (the “Company”) as at December 31, 2009 and 2008 and the Consolidated Statements of Loss, Shareholders’ Equity, Comprehensive Loss, and Cash Flows for each of the years in the two-year period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2009 in conformity with Canadian generally accepted accounting principles.

As disclosed in Note 1(f) to the Consolidated Financial Statements, the Company has changed its reserve estimates as a result of adopting new oil and gas reserve estimation requirements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2010 expressed an unqualified opinion thereon.

Calgary, Canada

March 3, 2010

Chartered Accountants

PARAMOUNT RESOURCES LTD. Consolidated Balance Sheet ($ thousands)

As at December 31	2009	2008
ASSETS (Note 6)
Current assets
Cash and cash equivalents	$ 93,238	$ 54,131
Accounts receivable	23,488	41,319
Risk management assets (Note 11)	2,187	19,690
Prepaid expenses and other	2,301	1,661
	121,214	116,801
Property, plant and equipment, net (Note 3)	716,235	766,103
Investments (Note 4)	234,586	234,423
Future income taxes (Note 10)	29,940	27,230
	$ 1,101,975	$ 1,144,557

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Drilling rig loan (Note 5)	$ 29,380	$ –
Accounts payable and accrued liabilities	46,162	84,192
Current portion of stock-based compensation liability (Note 9)	11,441	19
	86,983	84,211
Long-term debt (Note 6)	93,655	109,452
Asset retirement obligations (Note 7)	103,462	87,237
Stock-based compensation liability (Note 9)	3,771	–
Future income taxes (Note 10)	41,194	85,170
	329,065	366,070

Commitments and contingencies (Note 15)

Shareholders' equity
Share capital (Note 8)	393,087	302,727
Contributed surplus	2,890	2,398
Retained earnings	373,745	473,362
Accumulated other comprehensive income	3,188	–
	772,910	778,487
	$ 1,101,975	$ 1,144,557
See the accompanying notes to these Consolidated Financial Statements.

On behalf of the Board

J.H.T. Riddell

J.C. Gorman

Director

Director

Paramount Resources Ltd. │2009 Consolidated Financial Statements

PARAMOUNT RESOURCES LTD. Consolidated Statement of Loss ($ thousands, except as noted)

Year ended December 31	2009	2008

Revenue
Petroleum and natural gas sales	$ 161,671	$ 318,088
Gain on financial commodity contracts (Note 11)	5,277	34,140
Royalties	(20,659)	(47,827)
	146,289	304,401
Expenses
Operating expense and production tax	56,669	72,080
Transportation	13,842	15,719
General and administrative	17,217	25,946
Stock-based compensation	17,599	3,956
Depletion, depreciation and accretion	141,597	121,085
Exploration	5,316	7,201
Dry hole expenses (Note 3)	24,343	11,380
Gain on sale of property, plant and equipment	(534)	(9,068)
Write-down of petroleum and natural gas assets (Note 3)	14,939	40,416
Write-down of goodwill (Note 3)	–	10,258
Interest and financing charges	11,214	9,903
Foreign exchange	(11,503)	3,297
Debt extinguishment and other	(395)	5,894
	290,304	318,067
Loss from investments (Note 4)	(7,333)	(93,375)
Other income (loss)	(1,168)	5,113
Loss before tax	(152,516)	(101,928)
Income and other tax expense (recovery) (Note 10)
Current and other	(889)	(4,063)
Future	(53,743)	18,758
	(54,632)	14,695
Net loss	$ (97,884)	$ (116,623)

Net loss per common share ($/share) (Note 8)
Basic	$ (1.46)	$ (1.72)
Diluted	$ (1.46)	$ (1.72)

See the accompanying notes to these Consolidated Financial Statements.

Paramount Resources Ltd. │2009 Consolidated Financial Statements

PARAMOUNT RESOURCES LTD. Consolidated Statement of Cash Flows ($ thousands)

Year ended December 31	2009	2008

Operating activities
Net loss	$ (97,884)	$ (116,623)
Add (deduct)
Items not involving cash (Note 13)	137,511	285,621
Asset retirement obligation expenditures	(4,050)	(8,400)
Exploration and dry hole expenses	29,659	18,581
Gain on sale of available-for-sale investments	(3,193)	–
Debt extinguishment costs	–	380
Stock incentive plan	(1,775)	–
	60,268	179,559
Change in non-cash working capital (Note 13)	11,797	15,310
Cash from operating activities	72,065	194,869

Financing activities
Proceeds from drilling rig loan, net	30,307	–
Repayment of drilling rig loan	(1,000)	–
Repayment of long-term debt	–	(48,745)
Settlement of foreign exchange contracts	12,205	(15,774)
Common shares issued, net of issuance costs	91,170	457
Common shares repurchased (Note 8)	(4,219)	(7,276)
Cash from (used in) financing activities	128,463	(71,338)

Investing activities
Expenditures on property, plant and equipment and exploration	(117,510)	(204,268)
Proceeds on sale of property, plant and equipment	791	21,207
Purchase of investments	(20,005)	(58,158)
Proceeds on sale of investment	4,605	–
Settlement of note receivable	–	75,000
Change in non-cash working capital (Note 13)	(29,302)	13,515
Cash used in investing activities	(161,421)	(152,704)

Net increase (decrease) in cash and cash equivalents	39,107	(29,173)
Cash and cash equivalents, beginning of year	54,131	83,304
Cash and cash equivalents, end of year	$ 93,238	$ 54,131

Supplemental cash flow information (Note 13)
See the accompanying notes to these Consolidated Financial Statements.

Paramount Resources Ltd. │2009 Consolidated Financial Statements

PARAMOUNT RESOURCES LTD. Consolidated Statement of Shareholders’ Equity ($ thousands, except as noted)

Year ended December 31	2009		2008
Share Capital	Shares (000’s)		Shares (000’s)
Balance, beginning of year	66,741	$ 302,727	67,681	$ 313,828
Issued	6,111	92,767	75	1,198
Tax effect of flow-through share renunciations and other	–	–	–	(7,753)
Common shares repurchased	(616)	(2,815)	(1,015)	(4,601)
Change in unvested common shares for stock incentive plan	(178)	408	–	55
Balance, end of year	72,058	$ 393,087	66,741	$ 302,727

Contributed Surplus
Balance, beginning of year		$ 2,398		$ 1,375
Stock-based compensation expense on investees’ options		492		1,023
Balance, end of year		$ 2,890		$ 2,398

Retained Earnings
Balance, beginning of year		$ 473,362		$ 593,450
Common shares repurchased		(1,404)		(2,675)
Change in value of unvested common shares for stock incentive plan		(329)		(790)
Net loss		(97,884)		(116,623)
Balance, end of year		$ 373,745		$ 473,362

Accumulated Other Comprehensive Income
Balance, beginning of year		$ –		$ (4)
Other comprehensive income, net of tax of $429		3,188		4
Balance, end of year		$ 3,188		$ –
Total Shareholders’ Equity		$ 772,910		$ 778,487
See the accompanying notes to these Consolidated Financial Statements.

Consolidated Statement of Comprehensive Loss ($ thousands)

Year ended December 31	2009	2008
Net loss	$ (97,884)	$ (116,623)
Other comprehensive income (loss), net of tax
Change in unrealized gain (loss) on available-for-sale investments	6,381	(5,127)
Reclassification of accumulated (gains) losses to earnings	(3,193)	5,131
Comprehensive loss	$ (94,696)	$ (116,619)
See the accompanying notes to these Consolidated Financial Statements.

Paramount Resources Ltd. │2009 Consolidated Financial Statements

Notes to the Consolidated Financial Statements

($ thousands, except as noted)

1.  Summary of Significant Accounting Policies

Paramount Resources Ltd. (“Paramount” or the “Company”) is an independent Canadian energy company that explores for, develops, produces, processes, transports, and markets petroleum and natural gas.  Paramount’s principal properties are located in Alberta, the Northwest Territories and British Columbia in Canada, and in North Dakota and Montana in the United States.  These Consolidated Financial Statements are stated in Canadian dollars and have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).

a)

Principles of Consolidation

These Consolidated Financial Statements include the accounts of Paramount and its subsidiaries, including Summit Resources, Inc., Paramount Drilling U.S. LLC (“Paramount Drilling”) and Fox Drilling Inc. (“Fox Drilling”).

Investments in jointly controlled partnerships and unincorporated joint ventures are accounted for using the proportionate consolidation method, whereby Paramount’s proportionate share of revenues, expenses, assets, and liabilities are included in the accounts.

Investments in entities in which Paramount does not have direct or joint control over the strategic operating, investing, and financing decisions, but over which it has significant influence, are accounted for using the equity method. All other investments are accounted for as available for sale financial instruments.

b)

Measurement Uncertainty

The timely preparation of these Consolidated Financial Statements in conformity with GAAP requires that management make estimates and assumptions and use judgment that affects:  (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements; and (ii) the reported amounts of revenues and expenses during the reporting period.  Such estimates primarily relate to fair value measurements and unsettled transactions and events as of the date of the Consolidated Financial Statements.  Actual results could differ from these estimates.

Depletion, depreciation and accretion, asset retirement obligation, and impairment calculations are based on estimates of reserves, future costs, petroleum and natural gas prices and other relevant assumptions. Fair values of the Company’s investments are highly dependent on economic conditions, oil and natural gas prices, and the results of investees’ operations, among other factors. Assessments of the fair value of the Company’s investments are based on the Company’s interpretation of such information, and where available, publicly quoted trading prices of the investees’ securities. By their nature, these estimates are subject to measurement uncertainty, and the impact of changes in these estimates and assumptions on the Consolidated Financial Statements of future periods could be material.

Crown royalties for Paramount’s production in the Northwest Territories have been accrued based on the Company’s interpretation of the relevant legislation and regulations. At present, Paramount has not received assessments from the Government of Canada for its past Northwest Territories royalty filings.  Although Paramount believes that its interpretation of the relevant legislation and regulations has merit, Paramount is unable to predict the ultimate outcome of audits and/or assessments by the Government of Canada.  Additional material amounts could potentially become payable.

Tax legislation, regulations, and the interpretation thereof in the various jurisdictions in which the Company operates are complex and subject to change. As such, income taxes are subject to measurement uncertainty.

Paramount Resources Ltd. ¦2009 Consolidated Financial Statements                                                                                     7

c)

Revenue Recognition

Petroleum and natural gas revenues are recognized when title passes to third parties.  Revenues associated with the Company’s drilling rigs (the “Rigs”) are recognized as services are rendered and collectibility is reasonably assured. When the Rigs drill on a property owned by the Company, Paramount capitalizes its working interest share of the drilling expenses, and eliminates the intercompany drilling revenue and profit.

d)

Cash and Cash Equivalents

Cash and cash equivalents are recorded at cost and include short-term investments with original maturities of three months or less.

e)

Property, Plant and Equipment

Paramount follows the successful efforts method of accounting for its petroleum and natural gas operations. Under this method, all development costs, including property acquisitions and costs of drilling and equipping development wells are capitalized. Costs of drilling exploratory wells are initially capitalized, pending determination of proved reserves. If economically recoverable reserves are not found, such costs are charged to earnings as dry hole expense. If hydrocarbons are found, but further appraisal activity is required to conclude whether they are economically recoverable, the costs continue to be carried as an asset. All such costs are subject to management review at least once per year to confirm that sufficient progress is being made to develop the discovery. Exploratory geological and geophysical costs and annual lease rentals are expensed as incurred.

Producing areas and significant unproved properties are assessed annually, or more frequently as economic events dictate, for potential impairment.  If the carrying value of the oil and gas assets is assessed not to be fully recoverable, an impairment loss is recognized to the extent that the carrying value exceeds the aggregate discounted cash flows expected from the production of proved plus probable reserves.

Paramount’s Rigs are recorded at cost, including costs of direct material, labour, and overhead. Costs incurred to extend the useful life of the Rigs or to increase their capabilities are capitalized. Costs incurred to maintain and repair the Rigs are expensed as incurred.

f)

Depletion and Depreciation

Capitalized costs of proved oil and gas properties are depleted using the unit-of-production method.  For purposes of these calculations, natural gas production and reserves are converted to barrels of oil equivalent on the basis of six thousand cubic feet per barrel. Depletion rates are revised annually, or more frequently when events dictate. Exploratory costs and unproved properties are not depleted while under active evaluation for commercial reserves.

Capitalized costs of gas plants, gathering systems and production equipment are depreciated on a unit-of-production basis over the proved developed reserve life of the field to which they relate.

Leasehold improvements are amortized over the term of the lease. Other assets are depreciated on a declining balance method at rates varying from 35 to 50 percent.

The Rigs and significant components are depreciated over their expected useful lives, varying from 1,000 to 3,600 drilling days.

Paramount Resources Ltd. ¦2009 Consolidated Financial Statements                                                                                     8

Change in Estimate

Effective December 31, 2009, the Company adopted the Financial Accounting Standards Board update for Oil and Gas Reserve Estimation and Disclosures applicable to Accounting Standards Codification Topic 932 (“ASC 932”). The ASC 932 update changes the pricing methodology for proved reserves used in calculating depletion from end of period pricing to an average of first day of month pricing for 12 months, consistent with the modernized US Securities and Exchange Commission reserves definition. ASC 932 is considered a change in accounting estimate and therefore was adopted prospectively and applied to the quarter ended December 31, 2009 consistent with the Company’s policy. The effect of adopting ASC 932 for the year ended December 31, 2009 was to increase depletion expense by $7.2 million, decrease future income tax expense by $1.9 million, decrease net earnings by $5.3 million, and decrease basic and diluted earnings per share by $0.08.

g)

Asset Retirement Obligations

Asset retirement obligations include those legal obligations where Paramount will be required to retire tangible long-lived assets.  The Company recognizes the present value of an asset retirement obligation in the period in which it is incurred and when its fair value can be reasonably estimated. The fair value of asset retirement costs are capitalized as part of the related long-lived asset and depreciated on the same basis as the underlying asset. The asset retirement obligation is adjusted for the passage of time, which is recognized as accretion expense, and for revisions to the timing or the amount of the estimated liability. Actual costs incurred are charged against the asset retirement obligation to the extent of the liability recorded. Differences between the actual costs incurred and the liability are recognized in earnings, when reclamation of the field is completed.

h)

Goodwill

Goodwill is not amortized, but is assessed by Paramount for impairment at least annually.  Impairment is assessed based on a comparison of the fair value of each reporting unit to its carrying value, including goodwill.  Any excess of the carrying value of the properties, including goodwill, over the fair value is written off as an impairment charge.

i)

Foreign Currency Translation

Paramount’s functional currency is the Canadian dollar. The Company’s foreign operations are integrated and therefore, translated into Canadian dollars using the temporal method.

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date.  Non-monetary assets and liabilities are translated at rates in effect on the dates the assets were acquired or liabilities incurred. Results of foreign operations are translated into Canadian dollars at the monthly average exchange rates for revenues and expenses, except for depreciation and depletion which are translated at the rate of exchange applicable to the related assets.  Resulting translation gains and losses are included in earnings.

j)

Financial Instruments, Comprehensive Income and Hedges

Paramount periodically uses derivative instruments such as forwards, futures, swaps and options to manage its exposure to fluctuations in petroleum and natural gas prices, foreign exchange rates, and interest rates.

Financial Instruments

Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods is dependent upon whether the financial instrument has been classified as “held-for-trading”, “available-for-sale”, “held-to-maturity”, “loans and receivables”, or “other financial liabilities” as defined by the standard. Paramount does not presently employ hedge accounting for any of its financial instruments.

Held-for-trading financial assets and financial liabilities are measured at fair value, with changes in fair values recognized in earnings. Available-for-sale financial assets are measured at fair value, with changes in fair values recognized in other comprehensive loss (“OCI”), net of tax. Held-to-maturity financial assets, loans and receivables and other financial liabilities, including transaction costs, are measured at amortized cost using the effective interest method of amortization. Derivative financial instruments are classified as held-for-trading unless designated for hedge accounting. Effective January 1, 2009, the Company adopted the accounting provisions of Emerging Issues Committee (“EIC”) Abstract EIC 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. EIC 173 requires an entity’s own credit risk and the credit risk of its counterparties to be considered when determining the fair value of financial assets and financial liabilities, including derivative instruments. Adopting this accounting change did not have a material effect on the Company’s financial statements.

Where Paramount designates and documents a contract as a “normal sales exception”, its fair value is not recognized in the Consolidated Financial Statements prior to settlement. Where Paramount does not use the “normal sales exception”, a contract is measured at fair value and changes in its fair value are recognized in earnings.

Paramount recognizes earnings and cash flow effects of derivatives with the related underlying items.

Paramount Resources Ltd. ¦2009 Consolidated Financial Statements                                                                                     9

Comprehensive Income

For Paramount, OCI is comprised of the changes in the market value of available-for-sale investments.  OCI is presented in the Consolidated Statement of Comprehensive Loss. The cumulative changes in OCI are included in accumulated other comprehensive income, which is presented within shareholders’ equity.

k)

Income Taxes

Paramount follows the liability method of accounting for income taxes.  Under this method, future income taxes are recognized for the effect of any difference between the carrying amount of an asset or liability reported in the Consolidated Financial Statements and its respective tax basis, using substantively enacted income tax rates.  Accumulated future income tax balances are adjusted to reflect changes in substantively enacted income tax rates, with adjustments being recognized in earnings in the period in which the change occurs.

l)

Flow-Through Shares

As permitted under the Income Tax Act (Canada), the tax attributes of eligible expenditures incurred with the proceeds of flow-through share issuances are renounced to subscribers.  On the date that Paramount files the renouncement documents with the tax authorities, a future income tax liability is recognized and shareholders’ equity is reduced for the tax effect of expenditures renounced to subscribers.

m)

Stock-Based Compensation

Stock Options

Paramount uses the intrinsic value method to recognize compensation expense for stock options, whereby a liability and expense are recorded over the vesting period of the options, based on the difference between the market price or fair value of the underlying securities and the option exercise price.  When options are surrendered for cash, the cash settlement paid reduces the outstanding liability.  When options are exercised for common shares, consideration paid by the option holder and the previously recognized liability associated with the options are recorded as an increase to share capital.

Stock Appreciation Rights

Stock Appreciation Rights (“SARs”) and Holdco Stock Appreciation Rights (“Holdco SARs”) entitled the holder to receive a cash payment equal to the difference between the fair market value and the stated exercise price of an underlying security or notional security on the date of surrender, and were accounted for using the intrinsic value method.

Stock Incentive Plan

Paramount’s stock incentive plan provides that rights to Common Shares may be awarded to employees annually. Common Shares are purchased in the open market and held by an independent trustee until the completion of the vesting period. Generally, one third of an award vests immediately, with the remaining tranches vesting annually over two years. The unvested Common Shares balance is recorded as a reduction of share capital. The fair value of the Common Shares awarded is recognized in stock-based compensation over the vesting period, with a corresponding charge to equity.

n)

Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s financial statement presentation.

o)

Changes in Accounting Policies

Effective December 31, 2009, the Company adopted amendments to CICA Handbook section 3862 – “Financial Instruments – Disclosures”. The amendments include a three level fair value disclosure hierarchy related to financial instruments and improved liquidity risk disclosures associated with financial instruments. The impact of these amendments is included in Note 11.

Paramount Resources Ltd. ¦2009 Consolidated Financial Statements                                                                                     10

Future Changes in Accounting Policies

In January 2009, the CICA issued Handbook section 1582 – “Business Combinations”, replacing section 1581 – “Business Combinations”.  The new standard requires that the purchase price of a business combination is based on the fair value of any shares exchanged at the exchange date. Current practice permits valuing the shares for a reasonable period before and after the acquisition is announced. The new standard also requires that all acquisition costs associated with the acquisition be expensed, rather than capitalized as part of the acquisition, that contingent liabilities are recognized at fair value at the acquisition date and subsequently re-measured through earnings until settled, rather than recognized when virtually certain, and that negative goodwill is recognized in earnings, rather than allocated back to non-monetary assets. Section 1582 is effective on January 1, 2011 with prospective application and early adoption permitted.

In January 2009, the CICA issued Handbook section 1601 – “Consolidations” and 1602 “Non-controlling Interests”, together replacing section 1600 – “Consolidations”. Section 1601 establishes standards for the preparation of consolidated financial statements, and is effective on January 1, 2011 with early adoption permitted. Section 1602 requires Non-controlling Interests (“NCI”) to be presented within equity and re-measured at fair value in the event of a change in control. Currently an increase in an investment is recorded using the purchase method and a decrease in an investment recorded as a sale with a corresponding gain or loss. In addition, NCI may be recognized at fair value or at the proportionate share of the fair value of the acquired net assets. Currently, NCI is recorded at the carrying amount, unless the NCI has an obligation to fund the losses, in which case the NCI would be in deficit position. Section 1602 is effective on January 1, 2011 with early adoption permitted.

International Financial Reporting Standards

The Accounting Standards Board of Canada has announced that accounting standards in Canada, as used by publicly accountable enterprises, will be converted to International Financial Reporting Standards for fiscal years beginning on January 1, 2011. The Company is currently assessing the impacts of the conversion. The project team has identified key differences, including accounting for property, plant and equipment, stock-based compensation, and foreign currency transactions among others, developed IFRS accounting policies and new financial statement disclosures are being drafted. The Company continues to monitor the development of standards.

Paramount Resources Ltd. │2009 Consolidated Financial Statements

Notes to the Consolidated Financial Statements

($ thousands, except as noted)

2.  Segmented Information

Paramount has divided its operations into three business segments established by management to assist in resource allocation, to assess operating performance and to achieve long-term strategic objectives:

•

Principal Properties: Principal properties consist of: (i) the Kaybob Corporate Operating Unit (“COU”), which includes properties in West Central Alberta; (ii) the Grande Prairie COU, which includes properties in the Peace River Arch area of Alberta; (iii) the Northern COU, which includes properties in Northern Alberta, the Northwest Territories and Northeast British Columbia; and (iv) the Southern COU, which includes properties in Southern Alberta, Saskatchewan, Montana and North Dakota.

•

Strategic Investments: Strategic Investments include investments in other entities, including affiliates, and development stage assets where there is no near-term expectation of production, but a longer-term value proposition based on spin-outs, dispositions, or future revenue generation. The three rigs owned by Paramount Drilling and Fox Drilling are included in Strategic Investments.

•

Corporate: Corporate is comprised of income and expense items, including general and administrative expense and interest expense that have not been specifically allocated to Principal Properties or Strategic Investments.

In the second quarter of 2009, Paramount changed its measurement of Strategic Investments on a retroactive basis, to include an allocation of general and administrative costs and stock-based compensation.

Year ended December 31, 2009	Principal Properties	Strategic Investments	Corporate	Inter-segment Eliminations	Total
Revenue
Petroleum and natural gas sales, net of royalties	$ 141,012	$ –	$ –	$ –	$ 141,012
Gain on financial commodity contracts	5,277	–	–	–	5,277
	146,289	–	–	–	146,289
Expenses
Operating expense, production tax and transportation	70,511	–	–	–	70,511
General and administrative	–	2,510	14,707	–	17,217
Stock-based compensation	–	4,644	12,955	–	17,599
Depletion, depreciation and accretion	140,388	1,154	959	(904)	141,597
Exploration and dry hole expenses	29,389	270	–	–	29,659
Gain on sale of property, plant and equipment	(534)	–	–	–	(534)
Write-down of petroleum and natural gas assets	14,939	–	–	–	14,939
Interest and financing charges	–	489	10,725	–	11,214
Foreign exchange	–	–	(11,503)	–	(11,503)
Debt extinguishment and other	(395)	–	–	–	(395)
	254,298	9,067	27,843	(904)	290,304
Loss from investments	–	(7,333)	–	–	(7,333)
Other income	1,105	–	238	–	1,343
Drilling rig revenue	–	4,768	–	(4,388)	380
Drilling rig expense	–	(5,640)	–	2,749	(2,891)
	(106,904)	(17,272)	(27,605)	(735)	(152,516)
Inter-segment eliminations	–	(735)	–	735	–
Segment loss	$ (106,904)	$ (18,007)	$ (27,605)	$ –	(152,516)
Income and other tax recovery					(54,632)
Net loss					$ (97,884)

Paramount Resources Ltd. │2009 Consolidated Financial Statements

Notes to the Consolidated Financial Statements

($ thousands, except as noted)

Year ended December 31, 2008	Principal Properties	Strategic Investments	Corporate	Inter-segment Eliminations	Total
Revenue
Petroleum and natural gas sales, net of royalties	$ 270,261	$ –	$ –	$ –	$ 270,261
Gain on financial commodity contracts	34,140	–	–	–	34,140
	304,401	–	–	–	304,401
Expenses
Operating expense, production tax and transportation	87,799	–	–	–	87,799
General and administrative	–	3,298	22,648	–	25,946
Stock-based compensation	–	(308)	4,264	–	3,956
Depletion, depreciation and accretion	117,289	2,660	1,675	(539)	121,085
Exploration and dry hole expenses	18,581	–	–	–	18,581
Gain on sale of property, plant and equipment	(9,068)	–	–	–	(9,068)
Write-down of petroleum and natural gas assets	40,416	–	–	–	40,416
Write-down of goodwill	10,258	–	–	–	10,258
Interest and financing charges	–	–	9,903	–	9,903
Foreign exchange	–	–	3,297	–	3,297
Debt extinguishment and other	5,513	–	381	–	5,894
	270,788	5,650	42,168	(539)	318,067
Loss from investments	–	(93,375)	–	–	(93,375)
Other income	–	–	3,018	–	3,018
Drilling rig revenue	–	19,706	–	(16,076)	3,630
Drilling rig expense	–	(8,332)	–	6,797	(1,535)
	33,613	(87,651)	(39,150)	(8,740)	(101,928)
Inter-segment eliminations	–	(8,740)	–	8,740	–
Segment earnings (loss)	$ 33,613	$ (96,391)	$ (39,150)	$ –	(101,928)
Income and other tax expense					14,695
Net loss					$ (116,623)

Capital Expenditures
For the year ended December 31	2009	2008
Principal Properties	$ 94,692	$ 181,261
Strategic Investments	17,543	14,833
Corporate	79	1,026
	$ 112,314	$ 197,120

Total Assets
As at December 31	2009	2008
Principal Properties	$ 685,108	$ 780,188
Strategic Investments	291,083	279,391
Corporate	125,784	84,978
	$ 1,101,975	$ 1,144,557

Paramount Resources Ltd. │2009 Consolidated Financial Statements

Notes to the Consolidated Financial Statements

($ thousands, except as noted)

Capital expenditures for Principal Properties during the year ended December 31, 2009 include $2.2 million (2008 – $7.3 million) of drilling expenses for services provided by Paramount Drilling and Fox Drilling.

Geographical Information
2009	Property, Plant and Equipment	Revenue	Capital Expenditures
Canada	$ 641,163	$ 135,427	$ 101,028
United States	75,072	26,244	11,286
Total	$ 716,235	$ 161,671	$ 112,314

2008	Property, Plant and Equipment	Revenue	Capital Expenditures
Canada	$ 648,527	$ 274,026	$ 116,923
United States	117,576	44,062	80,197
Total	$ 766,103	$ 318,088	$ 197,120

3.  Property, Plant and Equipment

	2009			2008
	Cost	Accumulated Depletion and Depreciation	Net Book Value	Net Book Value
Petroleum and natural gas assets	$ 1,817,004	$ (1,148,007)	$ 668,997	$ 725,796
Drilling rigs	47,805	(3,172)	44,633	36,689
Other	19,748	(17,143)	2,605	3,618
	$ 1,884,557	$ (1,168,322)	$ 716,235	$ 766,103

Capitalized costs of $165.3 million are currently not subject to depletion (2008 - $219.3 million).

At December 31, 2009, the Company recorded an impairment charge on its petroleum and natural gas assets of $14.9 million (2008 – $40.4 million) due to an excess of carrying value over net realizable value determined with reference to the Company’s year-end independent reserves evaluation. In 2008, the Company recognized a $10.3 million impairment charge of goodwill due to an excess of carrying value over the fair value of its reporting units.

Continuity of Suspended Exploratory Well Costs

	2009	2008
Balance, beginning of year	$ 39,575	$ 53,619
Additions pending the determination of proved reserves	66,506	57,463
Reclassifications to proved reserves	(62,347)	(60,008)
Well costs charged to dry hole expenses	(24,343)	(11,380)
Wells sold	–	(119)
Balance, end of year	$ 19,391	$ 39,575

Paramount Resources Ltd. │2009 Consolidated Financial Statements

Notes to the Consolidated Financial Statements

($ thousands, except as noted)

Aging of Capitalized Exploratory Well Costs

	2009	2008
Exploratory well costs capitalized for one year or less	$ 13,059	$ 15,146
Exploratory well costs capitalized for greater than one year	6,332	24,429
Balance, end of year	$ 19,391	$ 39,575
Number of projects capitalized for more than one year	20	61

At December 31, 2009, capitalized costs of suspended exploratory wells primarily relate to projects where infrastructure decisions are dependent upon environmental conditions and production capacity, or where Paramount is continuing to assess reserves and their potential development. At December 31, 2009, the Company recorded dry hole expenses on suspended exploratory wells costs of $24.3 million. The dry hole expenses were related to wells that have been suspended for more than one year, and where it was determined that sufficient progress was no longer being made in assessing reserves.

4.  Investments

	2009		2008
	(Shares/Units) (000’s)		(Shares/Units) (000’s)
Equity accounted investments:
Trilogy Energy Trust (“Trilogy”)	23,995	$ 104,472	22,338	$ 113,641
MGM Energy Corp. (“MGM Energy”)	43,834	5,876	43,834	8,328
Paxton Corporation	1,750	4,574	1,750	4,884
Other		4,280		4,000
		119,202		130,853
Available-for-sale investments:
MEG Energy Corp. (“MEG Energy”)	3,700	101,750	3,700	101,750
NuLoch Resources Inc. (“NuLoch”)	6,579	5,921	6,141	1,412
Redcliffe Exploration Inc. (“Redcliffe”)	19,667	7,210	–	–
Other		503		408
		$ 234,586		$ 234,423

Paramount Resources Ltd. │2009 Consolidated Financial Statements

Notes to the Consolidated Financial Statements

($ thousands, except as noted)

Income (loss) from investments is composed of the following:

	For the year ended December 31, 2009
	Equity income (loss)	Dilution gain (loss)	Income (loss) from investments
Equity accounted investments:
Trilogy	$ (16,215)	$ 8,458	$ (7,757)
MGM Energy	(1,192)	(1,548)	(2,740)
Paxton Corporation	(310)	–	(310)
Other	281	–	281
	$ (17,436)	$ 6,910	(10,526)
Gain on sale of NuLoch			3,193
			$ (7,333)

Paramount Resources Ltd. │2009 Consolidated Financial Statements

Notes to the Consolidated Financial Statements

($ thousands, except as noted)

	For the year ended December 31, 2008
	Equity income (loss)	Dilution gain (loss)	Impairment charge	Income (loss) from investments
Equity accounted investments:
Trilogy	$ 23,690	$ –	$ –	$ 23,690
MGM Energy	(17,158)	(3,785)	(41,810)	(62,753)
Other	701	64	–	765
	$ 7,233	$ (3,721)	(41,810)	(38,298)
Available-for-sale investments:
MEG Energy			(49,950)	(49,950)
NuLoch			(4,594)	(4,594)
Other			(533)	(533)
			$ (96,887)	$ (93,375)

During 2009, Paramount participated in Trilogy’s distribution reinvestment plan (“DRIP”), acquiring an additional 1.7 million units (2008 – 4.6 million units) for $10.4 million. Paramount allocated $4.9 million (2008 - $29.5 million) of the aggregate purchase price differential of $6.6 million (2008 - $35.6 million) to property, plant and equipment. The purchase price differential applicable to property, plant and equipment is being amortized into equity earnings over the life of Trilogy’s proved reserves and the remaining purchase price differential of $1.7 million (2008 - $6.1 million) is not subject to amortization. In October 2009, Trilogy issued 10 million trust units. Paramount did not participate in the offering, and as a result recognized a dilution gain of $8.5 million. As a result of these transactions, Paramount’s equity interest was reduced to 21.7 percent at December 31, 2009 from 23.3 percent at December 31, 2008.

In the first quarter of 2009, MGM Energy filed renouncement documents with tax authorities relating to flow-through shares issued during 2008, resulting in Paramount recording a $1.5 million dilution loss. In October 2009, MGM Energy issued 19.6 million common shares and 6.7 million flow-through common shares. Paramount did not participate in this offering, and its equity interest was reduced to 15.1 percent at December 31, 2009 from 16.7 percent at December 31, 2008.

During 2009, the Company purchased 19.6 million Class A shares of Redcliffe for $4.9 million, and 0.1 million Class B shares for $0.1 million. As of December 31, 2009, Paramount owned 16.6 percent of Redcliffe’s outstanding Class A shares and 3.8 percent of Redcliffe’s outstanding Class B shares.

In September 2009, Paramount sold its 6.1 million Class A common shares of NuLoch for proceeds of $4.6 million. In October 2009, the Company acquired 6.6 million Class A common shares of NuLoch for $4.6 million.

5.  Drilling Rig Loan

During 2009, Paramount entered into a $30.4 million demand loan facility (the “Drilling Rig Loan”) with a Canadian bank. Interest is payable at the bank’s prime lending rate or bankers’ acceptance rate, as selected at the discretion of the Company, plus an applicable margin. The loan was drawn in full at closing. Recourse and security for the Drilling Rig Loan is limited to three drilling rigs and drilling contracts guaranteed by Paramount. The current carrying value of the rigs is $44.6 million. The effective interest rate on the loan for the period ended December 31, 2009 was 3.9 percent. During the fourth quarter of 2009, Paramount made a principal repayment of $1.0 million. Unless demanded by the bank, the remaining annual scheduled principal repayments are as follows: 2010 - $2.5 million; 2011 - $4.0 million; 2012 - $5.1 million; 2013 - $5.1 million and 2014 - $12.7 million.

Paramount Resources Ltd. │2009 Consolidated Financial Statements

Notes to the Consolidated Financial Statements

($ thousands, except as noted)

6.  Long-Term Debt

	2009	2008
Canadian Dollar Denominated Debt
Bank credit facility	$ –	$ –
U.S. Dollar Denominated Debt
8 1/2 percent US Senior Notes due 2013 (US$90.2 million)	94,394	110,448
	94,394	110,448
Unamortized debt financing costs	(739)	(996)
	$ 93,655	$ 109,452

Bank Credit Facility

Paramount has a $125 million senior credit facility with a syndicate of Canadian chartered banks. At December 31, 2009 no balances were drawn on the credit facility, however, Paramount had undrawn letters of credit outstanding totalling $16.2 million that reduce the amount available under the credit facility. The facility is available on a revolving basis to April 30, 2010 and can be extended a further 364 days upon request, subject to approval by the banks. In the event the revolving period is not extended, the facility would be available on a non-revolving basis for an additional year, at which time the facility would be due and payable. The facility is secured by a first fixed and floating charge over substantially all of the assets of Paramount, excluding 12.8 million Trilogy trust units, assets securing the Drilling Rig Loan, and certain oil and gas resource properties. The facility bears interest at the lenders’ prime lending rates, bankers’ acceptance or LIBOR rates, as selected at the discretion of Paramount, plus an applicable margin on any amount outstanding, depending upon Paramount’s debt to cashflow ratio and the type of borrowings selected under the facility.

US Senior Notes

In 2007 and 2008, Paramount made open market purchases of US$123.4 million principal amount of US Senior Notes, reducing the net principal outstanding to US$90.2 million at December 31, 2008 from the original balance of US$213.6 million. The Company has not cancelled the repurchased notes. The US Senior Notes bear interest at 8.5 percent per annum, mature on January 31, 2013, and are redeemable at par plus a redemption premium, if applicable, of up to 1.25 percent, if redeemed after January 31, 2010. They are secured by 12.8 million of the Trilogy trust units held by Paramount.

Paramount Resources Ltd. │2009 Consolidated Financial Statements

Notes to the Consolidated Financial Statements

($ thousands, except as noted)

7.  Asset Retirement Obligations

	2009	2008
Asset retirement obligations, beginning of year	$ 87,237	$ 97,359
Disposal of properties	(88)	(3,664)
Liabilities incurred	2,693	1,920
Revision in estimated costs of abandonment	9,334	(9,587)
Liabilities settled	(4,050)	(8,400)
Accretion expense	8,603	8,877
Foreign exchange	(267)	732
Asset retirement obligations, end of year	$ 103,462	$ 87,237

The undiscounted asset retirement obligations at December 31, 2009 total $227.4 million (December 31, 2008 – 215.7 million), which have been discounted using credit-adjusted risk-free rates between 7 7/8 percent and 9 1/2 percent. These obligations will be settled over the useful lives of the assets which extend up to 45 years.

8.  Share Capital

Authorized

Paramount’s authorized capital is comprised of an unlimited number of voting Class A Common Shares and an unlimited number of non-voting Preferred Shares issuable in series, both of such classes of shares being without par value.

Normal Course Issuer Bid

In November 2008, Paramount received regulatory approval under Canadian securities laws to purchase Common Shares under a Normal Course Issuer Bid (“NCIB”), commencing November 20, 2008 for a twelve month period. Under the NCIB, Paramount was permitted to purchase for cancellation up to 3,387,456 Common Shares. During 2009, Paramount purchased 615,600 Common Shares under the NCIB for a total cost of $4.2 million, of which $2.8 million was charged to share capital and $1.4 million was charged to retained earnings. Including NCIB purchases in 2008, a total of 1,623,900 Common Shares were purchased by Paramount under the NCIB for a total cost of $11.4 million.

Share Issuances

In October 2009, Paramount issued 1,000,000 Canadian Development Expense flow-through Common Shares for gross proceeds of $16.9 million to a company controlled by Paramount’s Chairman and Chief Executive Officer.

In November of 2009, Paramount issued 500,000 Canadian Exploration Expense flow-through Common Shares for gross proceeds of $9.4 million through a private placement, and 4,500,000 Common Shares for gross proceeds of $67.5 million through a public offering.

Costs for the 2009 share issuances were $2.5 million, net of $0.9 million future tax benefits.

Weighted Average Shares Outstanding

(thousands of Common Shares)	2009	2008
Weighted average Common Shares outstanding – Basic	67,039	67,671
Dilutive effect of stock options	–	–
Weighted average Common Shares outstanding – Diluted	67,039	67,671

Paramount Resources Ltd. │2009 Consolidated Financial Statements

Notes to the Consolidated Financial Statements

($ thousands, except as noted)

9.  Stock-based Compensation

Paramount Options

Paramount has a stock option plan that enables the Board of Directors or its Compensation Committee to grant to key employees and directors options to acquire Common Shares of the Company (“Paramount Options”).  The exercise price of a Paramount Option is equal to the closing market price of the Common Shares on the day preceding the grant date.  Paramount Options generally vest over five years and expire within six years after the grant date.

	2009		2008
	Weighted Average Exercise Price	Number	Weighted Average Exercise Price	Number
	($ / share)		($ / share)
Balance, beginning of year	$ 14.48	6,117,700	$ 19.49	6,430,000
Granted	9.73	2,344,000	7.54	2,551,000
Exercised	7.89	(121,500)	7.66	(292,600)
Cancelled or surrendered	18.86	(3,768,700)	20.88	(2,570,700)
Balance, end of year	$ 8.61	4,571,500	$ 14.48	6,117,700
Options exercisable, end of year	$ 7.51	1,208,834	$ 12.79	1,708,433

Additional information about Paramount Options outstanding at December 31, 2009 is as follows:

	Outstanding			Exercisable
	Number	Weighted Average Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Exercise Prices		(years)	($ / share)		($ / share)
$ 6.22-$10.00	3,582,500	4.0	$ 7.34	1,176,834	$ 7.34
$10.01-$13.54	989,000	5.1	13.20	32,000	13.54
Total	4,571,500	4.2	$ 8.61	1,208,834	$ 7.51

Stock Appreciation Rights

In 2008, the Company issued 1,280,000 SARs to certain employees, which entitled the holder to receive a cash payment equal to the difference between the market price of the Company’s Common Shares and the exercise price on date of surrender. The SARs had a weighted average contractual life of five years at December 31, 2008 and a vesting period of four years. The exercise price of the SARs of $7.34 was equal to the closing market price of the Common Shares on the grant date.

In February 2009, the SARS were surrendered and cancelled in exchange for the same number of Paramount Options with the same exercise price and vesting terms.

Paramount Resources Ltd. │2009 Consolidated Financial Statements

Notes to the Consolidated Financial Statements

($ thousands, except as noted)

Holdco Options and Holdco Stock Appreciation Rights

As a result of the 2005 spinout of Trilogy, Paramount transferred 2.3 million of the Trilogy trust units it received through the spinout to a wholly-owned, non-public subsidiary of Paramount (“Holdco”).

Each Holdco option entitled the holder thereof to acquire from Paramount, common shares of Holdco (each a “Holdco Option”).  Holdco’s shares were not listed for trading on any stock exchange.  As a result, holders of Holdco Options had the right, alternatively, to surrender options for cancellation in return for a cash payment from Paramount.  The amount of the payment in respect of each Holdco share subject to the surrendered option was the difference between the fair market value of a Holdco share at the date of surrender and the exercise price.  The fair value of a Holdco share was based on the fair market value of the Trilogy trust units held and any after-tax cash and investments (resulting from distributions on the Trilogy trust units).

In October of 2008, all remaining Holdco Options were cancelled and replaced with Holdco SARs on an economically equivalent basis to the option holder. All of the Holdco SARs were either exercised or expired in 2009.

Holdco SARs	2009		2008
	Weighted Average Exercise Price	Number	Weighted Average Exercise Price	Number
	($ / share)		($ / share)
Balance, beginning of year	$ 12.71	109,541	$ –	–
Issued	–	–	12.63	111,521
Exercised	9.38	(20,458)	8.60	(1,980)
Cancelled or surrendered	13.47	(89,083)	–	–
Balance, end of year	$ –	–	$ 12.71	109,541
Exercisable, end of year	$ –	–	$ 12.36	93,703

Paramount Resources Ltd. │2009 Consolidated Financial Statements

Notes to the Consolidated Financial Statements

($ thousands, except as noted)

10.  Income Taxes

The following table reconciles income taxes calculated at the Canadian statutory rate to Paramount’s recorded income tax expense:

Year ended December 31	2009	2008
Earnings (loss) before tax	$ (152,516)	$ (101,928)
Effective Canadian statutory income tax rate	29.15%	29.69%
Expected income tax expense (recovery)	$ (44,458)	$ (30,262)
Increase (decrease) resulting from:
Statutory and other rate differences	906	(2,209)
Non-taxable portion of (gain) loss	(14,755)	23,999
(Income) loss from investments and other	(1,088)	7,030
De-recognition of future tax assets	755	16,314
Stock-based compensation	4,631	180
Other	(623)	(357)
Income and other tax expense (recovery)	$ (54,632)	$ 14,695

Components of Future Income Tax Asset (Liability)

Paramount has a future tax asset in respect of its United States operations and a future tax liability in respect of its Canadian operations.

	2009	2008
Future income tax asset
Property, plant and equipment	$ 6,206	$ 5,992
Asset retirement obligations	1,456	585
Non-capital and net operating losses	22,050	20,570
Other	228	83
	$ 29,940	$ 27,230
Future income tax (liability)
Timing of partnership items	$ (31,370)	$ (53,687)
Property, plant and equipment	(19,293)	(38,178)
Investments	(400)	79
Asset retirement obligations	25,116	21,610
Other	(15,247)	(14,994)
	$ (41,194)	$ (85,170)

Paramount has $136.0 million (2008 - $160.5 million) of unused tax losses expiring between 2014 and 2029. In addition, Paramount has $227.6 million (2008 – $223.4 million) of deductible temporary differences in respect of investments for which no future income tax asset has been recognized.

Paramount Resources Ltd. │2009 Consolidated Financial Statements

Notes to the Consolidated Financial Statements

($ thousands, except as noted)

11.  Financial Instruments and Risk Management

a)

Financial Instruments

Financial instruments at December 31, 2009 consisted of cash and cash equivalents, accounts receivable, risk management assets, available-for-sale investments, the Drilling Rig Loan, accounts payable and accrued liabilities, and long-term debt.

Fair Values of Financial Assets and Liabilities

Risk management assets are carried at fair value, which are based on forward market curves and compared to quotes provided by financial institutions. The carrying value of Paramount’s long-term debt is measured at amortized cost. The US Senior Notes had a market value of 100.4 percent of their principal amount at December 31, 2009.

Available-for-sale investments that are publicly traded are carried at market value. The investment in MEG Energy is carried at cost, net of impairment, because MEG Energy is a private corporation and its common shares are not traded in an active market. Paramount has no immediate plans to dispose of its available-for-sale investments.

The three-level hierarchy for fair value measurements is based upon the transparency of inputs to the valuation of financial instruments recognized at fair value. The three levels are defined as follows:

• Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

• Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

• Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

At December 31, 2009, Paramount’s publicly traded available-for-sale investments were classified as level 1 fair values and risk management assets were classified as level 2 fair values. The carrying value of all other financial instruments approximates their fair value due to their short-term maturities.

Risk management instruments outstanding at December 31, 2009 are as follows:

Instruments	Total Notional	Average Price	Fair Value	Remaining Term
Gas – AECO Swaps	30,000 GJ/d	Fixed - CAD $5.53/GJ	$ 2,187	January 2010 – October 2010

Paramount Resources Ltd. │2009 Consolidated Financial Statements

Notes to the Consolidated Financial Statements

($ thousands, except as noted)

The changes in fair values of risk management assets and liabilities are as follows:

	2009			2008
	Commodity	Foreign Exchange	Total	Commodity	Foreign Exchange	Total
Fair value, beginning of year	$ 9,807	$ 9,883	$ 19,690	$ (6,941)	$ (22,039)	$ (28,980)
Changes in fair value	5,277	2,322	7,599	34,140	16,148	50,288
Settlements paid (received)	(12,897)	(12,205)	(25,102)	(17,392)	15,774	(1,618)
Fair value, end of year	$ 2,187	$ -	$ 2,187	$ 9,807	$ 9,883	$ 19,690

Paramount has an outstanding commitment to sell 3,400 GJ/d of natural gas at $2.73/GJ plus an escalation factor to 2011, which has a fair value loss of $4.1 million at December 31, 2009 (December 31, 2008 – loss of $10.7 million). The Company has designated this contract as normal sales exception, and as a result, does not recognize the fair value of the contract in the Consolidated Financial Statements.

b)

Risk Management

Paramount is exposed to market risks where the fair values or future cash flows of financial instruments fluctuate because of underlying changes in market prices. The principal market risks impacting Paramount are commodity price risk, foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk.

Commodity Price Risk

The Company uses financial commodity contracts from time to time to manage its exposure to commodity price volatility. At December 31, 2009, assuming all other variables are held constant, a 10 percent increase or decrease in the applicable forward market curves would have had the following impact on Paramount’s net earnings from changes in the fair value of financial commodity contracts:

	10% increase	10% decrease
Natural gas	$ (3,500)	$ 3,500

Foreign Currency Risk

The Company uses foreign exchange contracts from time to time to manage foreign exchange risks related to its US Senior Notes. Paramount is exposed to foreign currency risk on financial instruments denominated in US dollars including cash and cash equivalents, accounts receivable, risk management assets and liabilities, accounts payable and accrued liabilities, US Senior Notes and related interest. At December 31, 2009, a strengthening or weakening of the Canadian dollar relative to the US dollar by 1% would have had the following effect on Paramount’s net earnings:

	Strengthen 1%	Weaken 1%
US Senior Notes	$ 800	$ (800)

Paramount Resources Ltd. │2009 Consolidated Financial Statements

Notes to the Consolidated Financial Statements

($ thousands, except as noted)

Sales prices of crude oil and natural gas are determined with reference to US benchmark prices, therefore a strengthening of the Canadian dollar relative to the US dollar will decrease the revenue received for petroleum and natural gas. Paramount’s expenditures are primarily in Canadian dollars but include capital and operating expenditures in US dollars, largely related to the Company’s US operations, and payments of interest on US Senior Notes.

Interest Rate Risk

Paramount is exposed to interest rate risk from time to time on outstanding balances on its floating rate bank credit facility and the Drilling Rig Loan, and on interest bearing cash and cash equivalents. Paramount’s US Senior Notes bear interest at a fixed rate and are subject to fair value changes as market interest rates change.

Equity Price Risk

Paramount is exposed to equity price risk associated with its investments.

Credit Risk

Paramount is exposed to credit risk on its financial instruments where a financial loss would be experienced if a counterparty to a financial asset failed to meet its obligations. The Company manages credit risk by entering into contracts with counterparties that possess high credit ratings, employing net settlement agreements, employing letters of credit, and limiting available credit when necessary. The maximum credit risk exposure at December 31, 2009 is limited to the carrying values of cash and cash equivalents, accounts receivable and risk management assets. Accounts receivable include balances due from customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risk.

Liquidity Risk

Liquidity risk is the risk that Paramount will be unable to meet its financial obligations. The Company manages liquidity risk by ensuring that it has sufficient cash, credit facilities and other financial resources available to meet its obligations.

The Company forecasts cash flows for a period of at least 12 months to identify financial requirements. These requirements are met through a combination of cash flows from operations, credit facilities, dispositions of assets, and accessing capital markets.

Contractual obligations related to financial liabilities are as follows:

	2010	2011	2012	2013	2014	Total
Drilling rig loan, including interest	$ 3,594	$ 5,281	$ 6,091	$ 5,838	$ 13,007	$ 33,811
Accounts payable and accrued liabilities	46,162	–	–	–	–	46,162
US Senior Notes, including interest	8,050	8,050	8,050	98,736	–	122,886
	$ 57,806	$ 13,331	$ 14,141	$ 104,574	$ 13,007	$ 202,859

Paramount Resources Ltd. │2009 Consolidated Financial Statements

Notes to the Consolidated Financial Statements

($ thousands, except as noted)

12.  Capital Structure

Paramount’s primary objectives in managing its capital structure are to:

(i)

maintain a flexible capital structure which optimizes the cost of capital at an acceptable level of risk;

(ii)

maintain sufficient liquidity to support ongoing operations, capital expenditure programs, strategic initiatives, and the repayment of debt obligations when due; and

(iii)

maximize shareholder returns.

Paramount manages its capital structure to support current and future business plans and periodically adjusts the structure in response to changes in economic conditions and the risk characteristics of the Company’s underlying assets and operations. Paramount monitors metrics such as the Company’s debt-to-equity and debt-to-cash flow ratios, among others, to measure the status of its capital structure. The Company has not established fixed quantitative thresholds for such metrics. The capital structure may be adjusted by issuing or repurchasing shares, issuing or repurchasing debt, refinancing existing debt, modifying capital spending programs, and disposing of assets, the availability of any such means being dependent upon market conditions.

Paramount’s capital structure consists of the following:

	2009	2008
Working capital(1)	$ (43,485)	$ (12,919)
US Senior Notes (excluding unamortized financing fees)	94,394	110,448
Net Debt	50,909	97,529
Share capital	393,087	302,727
Contributed surplus	2,890	2,398
Retained earnings	373,745	473,362
Accumulated other comprehensive income	3,188	–
Total Capital	$ 823,819	$ 876,016

(1) Excludes risk management assets and liabilities and stock-based compensation liabilities.

Paramount is subject to certain covenants under its credit facility, the Drilling Rig Loan, and US Senior Note agreements. The Company maintained compliance with all such covenants during the year. The covenants contain certain restrictions on Paramount’s ability to repurchase equity, issue or refinance debt, acquire or dispose of assets, and pay dividends.

Paramount Resources Ltd. │2009 Consolidated Financial Statements

Notes to the Consolidated Financial Statements

($ thousands, except as noted)

13.  Consolidated Statement of Cash Flows – Selected Information

Items not involving cash

Year ended December 31	2009	2008
Financial commodity contracts	$ 7,620	$ (16,748)
Stock-based compensation	17,553	(2,638)
Depletion, depreciation and accretion	141,597	121,085
Gain on sale of property, plant and equipment	(534)	(9,068)
Write-down of petroleum and natural gas assets	14,939	40,416
Write-down of goodwill	–	10,258
Foreign exchange	(15,274)	6,722
Distributions in excess of equity earnings and dilution	25,559	18,073
Impairment charge - investments	–	96,887
Future income tax	(53,743)	18,758
Debt extinguishment, interest and other	(206)	1,876
	$ 137,511	$ 285,621

Changes in non-cash working capital

Year ended December 31	2009	2008
Short-term investments	$ –	$ 19,748
Accounts receivable	19,716	18,261
Prepaid expenses and other	(570)	348
Account payable and accrued liabilities	(36,651)	(9,532)
	$ (17,505)	$ 28,825
Operating activities	$ 11,797	$ 15,310
Investing activities	(29,302)	13,515
	$ (17,505)	$ 28,825

Supplemental cash flow information

Year ended December 31	2009	2008
Interest paid	$ 11,640	$ 11,092
Current and other tax paid	$ 159	$ 1,048

Components of cash and cash equivalents

As at December 31	2009	2008
Cash	$ 23,250	$ 29,154
Cash equivalents	69,988	24,977
	$ 93,238	$ 54,131

Paramount Resources Ltd. │2009 Consolidated Financial Statements

Notes to the Consolidated Financial Statements

($ thousands, except as noted)

14.  Related Party Transactions

Service Agreements

Paramount provides certain operational and administrative services to Trilogy Energy Ltd., a wholly-owned subsidiary of Trilogy, and MGM Energy, at cost and cost plus 10 percent, respectively. Transactions with Trilogy and MGM Energy are settled monthly.  In addition, as a result of the respective spinouts, certain employees of Trilogy hold Paramount Options. Stock-based compensation expense related to these awards accrues to Paramount. The following table summarizes the related party transactions:

Year ended December 31	2009		2008
	Trilogy	MGM Energy	Trilogy	MGM Energy
Services agreement	$ 465	$ 55	$ 318	$ 229
Stock-based compensation	55	–	565	–
	$ 520	$ 55	$ 883	$ 229

Paramount also has transactions with Trilogy and Paramount Energy Operating Corp. (“PEOC”) in the normal course of business, including joint venture operations.  PEOC is a wholly-owned subsidiary of Paramount Energy Trust, and related by common significant influence.  These transactions are recorded at their exchange amounts.

In August of 2008, Paramount entered into an agreement with a supplier for the construction of a significant portion of a third drilling rig for US$8.2 million.  For the year ended December 31, 2008, US$6.5 million had been paid to the supplier. At December 31, 2009, the supplier was paid in full. An individual who indirectly owns part of the supplier is also a director of a company affiliated with Paramount.

15.  Commitments and Contingencies

Commitments

Paramount had the following commitments as at December 31, 2009:

	2010	2011	2012	2013	2014	After 2014
Pipeline transportation commitments (1)	$ 13,167	$ 11,846	$ 9,430	$ 5,198	$ 5,142	$ 38,276
Operating leases	5,765	1,353	1,083	–	–	–
Total	$ 18,932	$ 13,199	$ 10,513	$ 5,198	$ 5,142	$ 38,276

(1)Certain of the pipeline transportation commitments are secured by outstanding letters of credit totaling $3.6 million at December 31, 2009.

Paramount Resources Ltd. │2009 Consolidated Financial Statements

Notes to the Consolidated Financial Statements

($ thousands, except as noted)

Flow-Through Shares

In the fourth quarter of 2009, the Company committed to renounce $9.4 million of Canadian exploration expenses and $16.9 million of Canadian development expenses pursuant to flow-through share issuances. The Company has until December 31, 2010 to incur these expenditures.

Contingencies

Paramount is a party to various legal claims associated with the ordinary conduct of business. Paramount does not anticipate that these claims will have a material impact on its financial position.

Tax and royalty legislation and regulations, and government interpretation and administration thereof, continually changes. As a result, there are often tax and royalty matters under review by relevant government authorities. All tax filings are subject to subsequent government audit and potential reassessments.  Accordingly, the final liability may differ materially from amounts estimated and recorded.

Crown royalties for Paramount’s production from frontier lands in the Northwest Territories have been recognized in the Consolidated Financial Statements based on the Company’s interpretation of the relevant legislation and regulations. At present, Paramount has not received assessments from the Government of Canada for its past Northwest Territories royalty filings. Although Paramount believes that its interpretation of the relevant legislation and regulations has merit, Paramount is unable to predict the ultimate outcome of ongoing audits and/or assessments by the Government of Canada.  Additional material amounts could potentially become payable.

16.  Subsequent Events

•

On February 5, 2010, Trilogy converted from an income trust to a corporation, named Trilogy Energy Corp., through a business combination with a private company. Paramount’s 24.1 million Trilogy units (as of February 5, 2010) were converted into 12.8 million common shares of Trilogy Energy Corp., which are pledged as security for Paramount’s US Senior Notes, and 11.3 million non-voting shares of Trilogy Energy Corp. The non-voting shares convert to common shares on a one for one basis if: i) beneficial ownership of the non-voting shares are transferred to any person that is not related to or affiliated with Paramount; or ii) Trilogy Energy Corp. exercises its right to convert the non-voting shares to common shares. Following the conversion, Paramount owned approximately 21 percent of Trilogy Energy Corp.’s equity and approximately 15 percent of the voting shares.

•

In January 2010 Paramount closed an acquisition of oil and gas properties and facilities in the Karr-Gold Creek area of the Grande Prairie COU for $8.1 million.

Paramount Resources Ltd. │2009 Consolidated Financial Statements